SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Enclosures:

1.	Nokia press release dated February 9, 2009: Nokia completes bit-side acquisition
2.	Nokia press release dated February 11, 2009: Nokia continues to increase cost-efficiency and adapt operations to market situation
3.	Nokia press release dated February 16, 2009: MWC 2009: Nokia puts enhanced Internet experiences and efficiency at the heart of new solutions
4.	Nokia press release dated February 24, 2009: Nokia continues to increase cost-efficiency and adapt operations to market situation
5.	Nokia stock exchange release dated February 26, 2009: Changes in Nokia Corporation’s own shares
6.	Nokia Siemens press release dated February 25, 2009: Nokia Siemens Networks wins big in China

STOCK EXCHANGE
RELEASE

February 26, 2009

Nokia Corporation

Stock exchange release

February 26, 2009 at 12:00 (CET+1)

Changes in Nokia Corporation’s own shares

Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 5 286 819 Nokia shares (NOK1V) held by the Company are today transferred to approximately 12 000 participants of Nokia’s equity based incentive plans as settlement in accordance with the plan rules. Majority of the shares are delivered under the Performance Share Plan 2006.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 24, 2009

Nokia continues to increase cost-efficiency and adapt operations to market situation

Nokia announces voluntary personnel initiatives, introducing Voluntary Resignation Package and encouraging sabbaticals

Espoo, Finland - As part of its previously announced plans to increase cost-efficiency and adapt to the challenging market environment, Nokia today announced new voluntary measures aimed at reducing personnel-related costs and lessening the need for involuntary redundancies. The initiatives announced today include the global Voluntary Resignation Package and wider use of short-term unpaid leaves and sabbaticals. Nokia also encourages employees to take holiday as time off instead of taking cash compensation in 2009.

“The response from employees and employee representatives in proposing ideas to help reduce personnel-related costs has been encouraging. We have considered these and are now announcing voluntary initiatives that could contribute to our efforts to adjust our cost base to the current market environment. If successful, the voluntary initiatives will lessen the need for involuntary redundancies,” said Hallstein Moerk, Nokia’s Head of Human Resources.

The global Voluntary Resignation Package will be made available for employees worldwide, with the exception of direct labour and senior executives. The terms and conditions of the package are in accordance with local practices and legislation. The Voluntary Resignation Package will be open for application from March 1 until 1,000 employees have applied, closing at the latest May 31, 2009.

During 2009, Nokia will also grant short-term unpaid leaves and sabbaticals of, for example, one month, more freely where operations allow and business continuity is not jeopardized. Furthermore, during 2009 the company will also encourage employees not to “cash in” their holiday but to take their holiday as time off, as it is intended.

Terms and implementation of all these schemes are subject to local practice and legislation.

These measures are part of Nokia’s previously announced plans to adjust its business operations and cost base according to market demand and safeguard future competitiveness. Nokia continues to seek savings in operational expenses, looking at all areas and activities across the company.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 16, 2009

MWC 2009: Nokia puts enhanced Internet experiences and efficiency at the heart of new solutions

Barcelona, Spain – Nokia today unveiled the Ovi Store: the world’s first content and application store to personalize content according to a person’s social connections and physical location. Nokia also made it easier than ever to get email on your phone with the launch of the Nokia E75 and Nokia E55, which open up access to the world’s email inboxes and feature Nokia’s most advanced email solutions to date. Additionally, Nokia introduced the latest arrival in its Navigator line, the Nokia 6710 Navigator, and the Nokia 6720 classic, which build on the Nokia heritage of mid-range phones that deliver top-of-the-range experiences.

“These solutions will make it easier for people to find and prioritize the things that really matter to them in their personal and professional lives, through cool new applications, improved mobile navigation and one-touch email access,” said Nokia President and CEO Olli-Pekka Kallasvuo. “In the current economic climate everyone is taking a closer look at the costs and benefits of technology. The devices and services announced today reflect Nokia’s approach to delivering solutions that have a big impact at an affordable price, without the need to compromise or cut corners.”

“We believe that with our global scale and our drive to personalize the Internet through services like ‘Social Location,’ we are well-positioned to set new benchmarks in innovation and enhanced Internet services that will benefit everyone,” said Kallasvuo.

Ovi Store opens for business

Commercially open in May, the Ovi Store will offer people targeted content based on their social connections and physical location, or what Nokia calls ‘Social Location’. The Ovi Store provides developers with a dynamic and potentially lucrative opportunity to offer Nokia’s global consumer base new, useful and exciting applications. Content providers will be able to get their work into the store via a single channel, Publish.Ovi.com, which will be open for content from February 16. Building an open ecosystem of developers and consumers lies at the heart of Nokia’s vision of transforming the Internet into a deeply personalized experience. With a passionate community of 3.5 million developers in Forum Nokia creating hundreds of thousands of apps, the Ovi Store is expected to be brimming with exciting new content by summertime.

Nokia E75 and Nokia E55 deliver efficiency in email

The Nokia E75 boast full desktop email functionality with a slide out QWERTY keyboard and simple three-step email setup and is the first device to ship with Nokia Messaging, a service that opens up the world’s leading consumer email accounts including Yahoo, Gmail and Hotmail. Direct access to over 90 percent of corporate inboxes is also possible with Mail for Exchange and IBM Lotus Notes Traveler. Making messaging as compact as possible, the Nokia E55 comes with a new compact QWERTY keyboard and has a standby time of nearly a month, as well as all of the features one expects from a high end smartphone.

The best navigation experience possible

The Nokia 6710 Navigator provides everything one would expect from a stand alone GPS device, with all the benefits of a converged mobile device. The solution provided by the new Navigator includes real time ‘drive and walk’ navigation, full regional maps, and hardware elements like a dedicated navigator key, touch area for zooming and a large display. Another new arrival is the Nokia 6720 classic, which offers a great voice experience with new active noise cancellation and a form factor that fits to your face.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 11, 2009

Nokia continues to increase cost-efficiency and adapt operations to market situation

Nokia plans to close the Jyväskylä site and concentrate mobile devices R&D in Finland at Tampere, Oulu, Salo and the Helsinki metropolitan area

Nokia plans to scale down Salo production with temporary lay-offs to align with market demand - operations continue uninterrupted

As part of its previously announced plans to increase cost-efficiency and adapt to the market situation, Nokia today announced plans to close its mobile devices R&D site in Jyväskylä, concentrating mobile devices R&D in Finland at its sites in Tampere, Oulu, Salo and the Helsinki metropolitan area. Nokia also plans to scale down Salo production with staggered temporary lay-offs, aligning production with market demand while continuing operations without interruption. Nokia will begin consultations with employee representatives about these plans.

Ramping down R&D in Jyväskylä

Nokia’s operations in Jyväskylä focus mainly on mobile device product development and marketing. Nokia plans to gradually ramp down the site and close it by the end of 2009. The planned change concerns all of the approximately 320 employees working at the Jyväskylä site. The majority of employees at Nokia Jyväskylä work for devices product development, but the site also has some marketing activities and global support functions. Nokia plans to concentrate its mobile device R&D in Finland at existing sites in Tampere, Oulu, Salo and the Helsinki metropolitan area.

The planned change aims at adjusting the productization capacity of Nokia’s Devices unit to reflect the portfolio cuts, thereby increasing efficiencies in its R&D operations and reducing operating expenditure. Nokia’s target has been to focus product creation at larger sites, closer to technology asset creation, which enables the optimal use of competencies and infrastructure.

“Our employees in Jyväskylä are highly competent and have contributed to the creation of numerous hit products. The planned closure of the Jyväskylä site is an unfortunate, yet unavoidable measure. We must adjust our resources to reflect reduced market demand in order to maintain our competitiveness also in the future,” says Peter Røpke, Senior Vice President, Devices R&D, Nokia.

Scaling down the production in Salo

Nokia plans to scale down the production in Salo to reflect the market demand. Nokia will implement temporary lay-offs on a rotational basis, with operations at the factory continuing without downtime. This arrangement is based on the Finnish labour practices and legislation, and is commonly used to adjust production to reflect notable fluctuation in market demand.

The temporary lay-offs are planned to be implemented in phases i.e. in a staggered way, with approximately 20 – 30% out of approximately 2 500 employees being temporarily laid off at a time, without interrupting the operations in Salo. The planned lay-offs impact all personnel groups in Salo production.

“With these plans, we aim to scale down Salo production to reflect reduced market demand, while operations in the factory continue uninterrupted,” says Juha Putkiranta, Senior Vice President, Demand Supply Network Management, Nokia. “This is one of the measures we are taking to adjust our global demand supply network to the current situation.”

In addition to the above mentioned plans, Nokia will also start consultations with employee representatives regarding personnel reduction plans impacting approximately 60 employees in global support functions and 30 employees in the planned ramping down and focusing of certain development activities in the New Businesses entity in Services.

All of these measures are part of Nokia’s previously announced plans to adjust business operations and cost base according to market demand and safeguard future competitiveness. Nokia continues to seek savings in operational expenses, looking at all areas and activities across the company.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

February 9, 2009

Nokia completes bit-side acquisition

Nokia has completed its acquisition of bit-side GmbH, a privately owned Berlin-based professional services and software company with 39 employees. The deal was initially announced on January 27, 2009.

By acquiring bit-side Nokia will strengthen and accelerate its mobile development for Nokia Maps.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Berlin, Germany / Beijing, China – February 25, 2009

Nokia Siemens Networks wins big in China

As part of the China-Europe Purchasing Delegation, leading operators, China Mobile and China Unicom sign framework agreements with Nokia Siemens Networks valued at 7.6 billion RMB (approx. 880 million Euro).

China’s leading telecom operators, China Mobile Communications Corporation (China Mobile) and China United Network Telecommunications Corporation Limited (China Unicom) today signed agreements to purchase 2G and 3G mobile equipments and services from Nokia Siemens Networks during 2009. Under the framework agreements Nokia Siemens Networks will roll out WCDMA networks for China Unicom in 11 provinces across China. In addition, it will provide China Mobile with TD-SCDMA and GSM networks. The framework agreements were key items on the agenda of the China-Europe Purchasing Delegation currently visiting Germany.

Commenting on the signing of the agreement was Zhang Zhiqiang, head of Greater China Region, Nokia Siemens Networks, “We have always played a key role in the development of China’s telecom sector. With the country gearing up for the launch of 3G services, we are once again in a competitive position to leverage our experience across both WCDMA and TD-SCDMA technologies and roll-out services to support the plans of Chinese operators.”

Nokia Siemens Networks’ experience in building GSM/WCDMA and TD-SCDMA networks makes it ideally positioned to support China’s pursuit of a number of options to boost 3G deployments in the region. The company has played a founding role in setting up the Intellectual Property Rights (IPR) of China’s home grown technology, TD-SCDMA, while pioneering work on the next generation technology version, TD-LTE. It also has close to 150 WCDMA network customers worldwide.

To ensure the successful commercial launch of 3G and its further network evolution to LTE, Nokia Siemens Networks has invested in six R&D sites in China. Of them, the Hangzhou High-tech Software Park has become an innovation base for advanced mobile communications technologies such as GSM/EDGE, WCDMA/HSPA, LTE and I- HSPA, WiMAX. China is one of the most significant regions for the company’s global R&D, manufacturing and customer services portfolio. The company is suitably poised to support customers to launch cost-effective, high-quality 3G service and expand its market presence in China.

The China-Europe Purchasing Delegation is a Chinese Ministry of Commerce initiative, aimed at strengthening Sino-European Union trade ties in the current economic downturn. The delegation consists of approximately 200 representatives from a number of enterprises in China.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile,

Nokia Siemens Networks

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PO Box 1

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fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

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E-mail: mediarelations@nsn.com

Yuhong Chen

Communications, Greater China Region

Phone: +86 10 84055016

E-mail: yuhong.chen@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel